UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ◻ Form 20-F ◻ Form 11-K ◻ Form 10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended: December 31, 2025

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Sono Group N.V.

Full name of Registrant

N/A

Former name if Applicable

Waldmeisterstraße 93

Address of Principal Executive Office (Street and number)

80935 Munich, Germany

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sono Group N.V.'s (the "Registrant") management has been working to finalize the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The Registrant experienced turnover of certain key members of its internal accounting staff, which required additional time to complete the preparation and review of the financial statements and related disclosures. In addition, subsequent to December 31, 2025, the Registrant underwent a significant strategic transformation, including the adoption of a digital asset treasury strategy, the completion of multiple financing transactions, and the initiation of its exit from the legacy solar operations. The preparation of the disclosures required in connection with these subsequent events, including the going concern analysis and the Subsequent Events note, required additional time and coordination with the Registrant's independent registered public accounting firm. As a result, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin McGurn	908	538-8733
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ◻ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2025, the Registrant expects to report net income of €4,015 thousand, representing a significant decrease from the net income of €65,026 thousand recorded for the year ended December 31, 2024. The decrease is primarily attributable to the non-recurrence of the one-time reconsolidation gain recorded in 2024 following the Registrant's regaining of control over its subsidiary Sono Motors GmbH upon the latter's exit from its Self-Administration Proceedings in February 2024.

Sono Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Kevin McGurn
		Name:	Kevin McGurn
		Title:	Chief Executive Officer